UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2026

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Resignation and Appointment of Directors and Officers

On October 30, 2026, Di Shen, Interim Chief Financial Officer and director of Helport AI Limited (the “Company”), resigned from her positions with the Company, effective October 30, 2026. Ms. Shen’s resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Ms. Shen, on October 31, 2026, the Nomination Committee of the Board of Directors of the Company (the “Board”) recommended, and the Board appointed, Ms. Ran Ding to serve as Chief Financial Officer of the Company, effective November 2, 2026. Ms. Ding will serve in such position on a full-time basis.

Ms. Ding, age 45, has over 20 years of experience in finance, accounting, and financial management. Since December 2016, she has served as Senior Project Manager (Finance Digitalization) at Guoneng Shuzhi Technology Development (Beijing) Co., Ltd. Previously, she held financial consulting and management positions at Beijing Qijie Information Technology Co., Ltd. and Beijing Zhongdelian Environmental Technology Co., Ltd. Ms. Ding holds an MBA from the University of Northampton and a bachelor’s degree in Accounting from Hebei University of Economics and Business.

There are no family relationships between Ms. Ding and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Ding and any other person pursuant to which she was appointed as Chief Financial Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: November 3, 2026

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